EXHIBIT 99.1

Just Energy Files Petition with the Public Utility Commission of Texas for Relief from ERCOT Settlements Related to the Texas Extreme Weather Event

TORONTO, March 03, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers and carbon offsets, announced today that it has filed a petition with the Public Utility Commission (the “Commission”) requesting an order that the Electric Reliability Council of Texas (“ERCOT”) deviate from the deadlines and timing in its Protocols and Market Guides related to settlements, collateral obligations, and invoice payments and suspend the execution or issuance of invoices or settlements for intervals during the dates of February 14, 2021 through February 19, 2021, until issues related to the catastrophic winter event of February 2021 raised by executive and legislative branches of the Texas authorities are investigated, addressed, and resolved. Alternatively, Just Energy requested that the Commission grant a waiver of certain ERCOT Protocols to allow Just Energy to delay payment of certain invoices related to the Weather Event (as defined below) while exercising its rights under the ERCOT Protocols to dispute the invoiced payment amounts.

As previously announced by the Company, the extreme cold weather experienced in the State of Texas commencing on or about February 13, 2021 continuing through February 19, 2021 (the “Weather Event”) resulted in the Company having to balance its power supply through ERCOT at artificially mandated high electricity prices and significantly increased ancillary service costs. Just Energy has initiated the dispute process with ERCOT regarding certain charges being invoiced, including the application of the $9,000/ MWh System Wide Offer Cap to any time period after the ERCOT grid ceased shedding load at 1:05 a.m. on February 18, 2021, as applying the System Wide Offer Cap after that time contravened the Commission’s February 15th and February 16th orders. In addition, as the recent comments of the Independent Market Monitor of ERCOT have made clear, the Company has concerns, as do other market participants, regarding how ancillary services charges were calculated and assessed during the Weather Event and is disputing certain ancillary services charges. The requested order and waiver do not require that the Commission make a determination as to whether Just Energy should be relieved of its payment obligations, as Just Energy intends to address these disputes with ERCOT through the dispute resolution procedures set out in the ERCOT Nodal Protocols.

Just Energy’s petition can be located at https://www.puc.texas.gov/.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including with respect to obtaining an order or waiver from the Commission respecting the ERCOT protocols and market guides related to settlements, collateral obligations and invoice payments and obtaining relief to delay payment of certain ERCOT settlement invoices. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the financial impact of the Weather Event on the Company, the potential for government or regulatory action or litigation, the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s ability to continue as a going concern; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.